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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
RULE 13D-101

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

MEMORY PHARMACEUTICALS CORP.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
58606R403
(CUSIP Number)
Linda H. Hanauer
Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D/A

CUSIP No.	58606R403	Page	2	of	25

1	NAMES OF REPORTING PERSONS: VENROCK ASSOCIATES

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-6300995

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑ [1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,458,234 [2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,458,234 [2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,458,234 [2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6% [3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

[1]	Venrock Associates, Venrock Associates II, L.P. and Venrock Entrepreneurs Fund, L.P. (the “Venrock Entities”) are members of a group for purposes of this Schedule 13D/A.

[2]	As described in Item 3 below, Venrock Associates and Venrock Associates II, L.P. acquired 359,255 and 516,977 shares of the Issuer’s Common Stock, respectively, pursuant to the Securities Purchase Agreements (as defined herein). In addition, pursuant to the Securities Purchase Agreements, Venrock Associates and Venrock Associates II, L.P. acquired warrants to purchase 89,813 and 129,244 shares of the Issuer’s Common Stock, respectively. As described in Item 5 below, collectively, the Venrock Entities beneficially own 3,458,234 shares of the Issuer’s Common Stock and each have shared voting and dispositive power over such shares.

[3]	This percentage is calculated based upon 61,664,802 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 37,923,706 shares of the Issuer’s Common Stock outstanding on September 30, 2006, (b) 23,245,724 shares of the Issuer’s Common Stock issued on October 16, 2006 pursuant to the first closing of the transactions contemplated in the Securities Purchase Agreements with the Venrock Entities and the other PIPE Investors (as defined herein), and (c) an aggregate of 495,372 shares of the Issuer’s Common Stock issuable to the Venrock Entities upon the exercise of a series of warrants issued pursuant to those certain Securities Purchase Agreements by and among the Issuer, Venrock Associates and Venrock Associates II, L.P. and various other investors, dated as of September 21, 2005 and those certain Securities Purchase Agreements with the Venrock Entities and other PIPE investors, dated as of October 5, 2006, all of which are exercisable within 60 days hereof.

SCHEDULE 13D/A

CUSIP No.	58606R403	Page	3	of	25

1	NAMES OF REPORTING PERSONS: VENROCK ASSOCIATES II, L.P.,

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-3844754

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑ [1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,458,234 [2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,458,234 [2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,458,234 [2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6% [3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

SCHEDULE 13D/A

CUSIP No.	58606R403	Page	4	of	25

1	NAMES OF REPORTING PERSONS: VENROCK ENTREPRENEURS FUND, L.P.,

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-4078492

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑ [1]
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,458,234 [2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,458,234 [2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,458,234 [2]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6% [3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

SCHEDULE 13D/A

CUSIP No.	58606R403	Page	5	of	25
The following constitutes Amendment No. 1 to Schedule 13D filed by the undersigned (the “Schedule 13D/A”). This Schedule 13D/A is being filed by the Venrock Entities to report the execution of a series of Securities Purchase Agreements and the acquisition of a series of warrants in connection therewith, as described in Items 3 through 5 below. Accordingly, the number of securities beneficially owned by the Venrock Entities has increased. The Schedule 13D/A is amended as follows and except as otherwise provided herein, all items of the Schedule 13D remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the terms of those certain Securities Purchase Agreements by and between Memory Pharmaceuticals Corp. (“Memory” or the “Issuer”), Venrock Associates and Venrock Associates II, L.P. and various other investors, dated as of October 5, 2006 (each, a “Securities Purchase Agreement,” and collectively the “Securities Purchase Agreements”), the Venrock Entities purchased an aggregate of 876,232 shares of Common Stock at a price of $1.11 per share for total consideration of $972,617.52 (collectively, the “Shares”). Under the terms of the Securities Purchase Agreements, the Venrock Entities also acquired warrants to purchase an aggregate of 219,057 shares of Common Stock at an exercise price of $1.33 per share (subject to customary anti-dilution and other adjustments described below) at a price of $0.125 per warrant for total consideration of $27,382.13 (the “Warrants”). Each of the Warrants is exercisable from October 16, 2006 and expires on the earlier to occur of (i) the fifth anniversary of the issuance of the Warrants and (ii) ten business days after notice from the Issuer that the closing price of the Common Stock has been greater than $3.00 per share for a period of 30 consecutive trading days (the “Exercise Period”) and can be exercised in cash. In addition, the Warrants may be “net exercised” at any time during the Exercise Period. The net exercise provision allows the Venrock Entities to receive shares of Common Stock equal to the value of the Warrants without paying the exercise price in cash, but rather by surrendering the number of shares underlying the Warrant having a fair value equal to the exercise price of the shares being acquired. In addition, the exercise price of and the number of shares issuable under the Warrants are subject to customary adjustments in certain events, including capital reorganization or reclassification of Memory’s securities, certain mergers, consolidations, sales of substantially all of the assets of Memory and other distributions of Memory.
     The sale of securities to the Venrock Entities described above is part of a private placement (the “Private Placement”) by Memory to a number of affiliated and unaffiliated investors (including the Venrock Entities) (collectively, the “PIPE Investors”). The closing of the transaction occurred on October 16, 2006 (the “Closing Date”). The Private Placement is expected to close in two tranches. The closing of the second tranche may be subject to stockholder approval and will close promptly following receipt of stockholder approval or confirmation by The Nasdaq Stock Market, Inc. (“Nasdaq”) that such approval is not required (the “Second Closing”).
     Prior to the Private Placement, the Venrock Entities held an aggregate of 2,086,630 shares of Common Stock. 1,297,157 shares of Common Stock were acquired through venture capital investments prior to the Issuer’s initial public offering, for an aggregate purchase price of approximately $8,000,002 and the remaining 789,473 shares of Common Stock were acquired through a private placement which closed on September 23, 2005, for an aggregate purchase price of $1,499,998.70.
     The funds used by the Venrock Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the Venrock Entities. References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the Form of Securities Purchase Agreement (including the form of Warrant attached as Exhibit B thereto), which is incorporated in its entirety in this Item 3.
Item 4. Purpose of Transaction.
     The Venrock Entities agreed to purchase the Common Stock and Warrants for investment purposes. The Venrock Entities retain the right to change their investment intent.
     As of the date of this Schedule 13D/A, none of the Venrock Entities has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4 reproduced below, except as disclosed herein and except that the Venrock Entities or their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase or otherwise acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by them to one or more purchasers.
     “Item 4. Purpose of Transaction
     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:
     a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
     c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
     d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     e. Any material change in the present capitalization or dividend policy of the issuer;
     f. Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
     g. Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
     h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     j. Any action similar to any of those enumerated above.”
Pursuant to the Securities Purchase Agreements, no later than 30 days after the Closing Date (the “Filing Date”), Memory is required, at its expense, to file with the Securities and Exchange Commission (the “SEC”) a registration statement with respect to the resale of the shares of Common Stock (A) issued at the closing of the Securities Purchase Agreements, and (B) issuable upon exercise of the Warrants. Memory is required to use its reasonable commercial efforts to have such registration statement declared effective by the SEC prior to the date which is 90 calendar days after the Closing Date, and, subject to Memory’s right to suspend the resale of stock under the registration statement in certain circumstances, Memory is required to use its reasonable commercial efforts to maintain the effectiveness of the registration statement until the earlier of (a) three years from the Closing Date, or (b) the date on which all Shares and shares issued upon exercise of the Warrants then held by the PIPE Investors may be sold under Rule 144 of the Securities Act during any 90 day period (the period of time during which the Issuer is required to keep the registration statements effective is referred to herein as the “Registration Period”). If the registration statement (a) is not filed by the Filing Date, (b) is not declared effective on or prior to 90 days after the Closing Date if the SEC determines not to review such registration statement, (c) is not declared effective on or prior to 120 days after the Closing Date if the SEC determines to review such registration statement, or (d) once effective, ceases to be effective and available to the PIPE Investors, including the Venrock Entities, for any continuous period that exceeds 30 days, Memory is required to pay the PIPE Investors, including the Venrock Entities, a cash payment as liquidated damages and not as a penalty. This cash payment is calculated as 1% of the aggregate purchase price paid by the PIPE Investors, including the Venrock Entities, for each 30-day period of a registration default event described in (a), (b), (c) or (d) above. If the default event lasts less than 30 days, the liquidated damages apply on a pro rata basis for any portion of such a 30-day period.

SCHEDULE 13D/A

CUSIP No.	58606R403	Page	6	of	25
In addition to the registration rights described above, during the Registration Period, the Issuer has granted piggyback registration rights to the holders of securities acquired in the Private Placement.
Until the earlier of the Second Closing of the Private Placement (as described in Item 3 above) or 120 calendar days from the date of the Securities Purchase Agreements, the Issuer has agreed, subject to customary fiduciary exceptions, not to, without the consent of each of the Principal Investors (as defined in the Securities Purchase Agreements and which include the Venrock Entities), which consent shall not be unreasonably withheld, solicit or participate in negotiations with any third parties relating to the sale of 30% or more of the business, assets or capital stock of the Issuer. Moreover, if the Issuer receives any third party offer to provide financing or to enter into a transaction below the 30% threshold during such time period, the Issuer must first endeavor to negotiate with the Principal Investors for a period of up to 15 business days and, if the Principal Investors offer to provide such financing or enter into such transaction on terms no less favorable than those received by third parties, the Issuer must accept the Principal Investors’ offer if it accepts any offer.
     References to and descriptions of the transaction set forth in this Item 4 are qualified in their entirety by reference to the Form of Securities Purchase Agreement (including the form of Warrant attached as Exhibit B thereto), which is incorporated in its entirety in this Item 4.
Item 5. Interest in Securities of the Issuer.
     The Venrock Entities are members of a group for purposes of this Schedule 13D/A.
     (a) As of the Closing Date, (i) Venrock Associates owned 1,218,462 shares of the Issuer’s Common Stock and warrants to purchase 203,102 shares of Common Stock in aggregate that are exercisable within 60 days of the date hereof, (ii) Venrock Associates II, L.P. owned 1,730,167 shares of the Issuer’s Common Stock and warrants to purchase 292,270 shares of Common Stock in aggregate that are exercisable within 60 days of the date hereof, and (iii) Venrock Entrepreneurs Fund, L.P. owned 14,233 shares of the Issuer’s Common Stock. Collectively, the Venrock Entities beneficially own 3,458,234 shares, or approximately 5.6%, of the Issuer’s Common Stock.
     In addition, Anthony B. Evnin, Ph.D., a general partner of Venrock Associates and Venrock Associates II, L.P. and a member of the general partner of Venrock Entrepreneurs Fund, L.P. currently owns 271,834 shares of the Issuer’s Common Stock and warrants to purchase an aggregate of 86,378 shares of Common Stock in aggregate that are exercisable within 60 days of the date hereof. Mr. Evnin acquired 87,623 of the shares and 21,905 warrants as a PIPE Investor pursuant to the Securities Purchase Agreements described in this Schedule 13D/A. Mr. Evnin also holds options to purchase an aggregate of 40,000 shares of the Issuer’s Common Stock, of which 26,650 are exercisable within 60 days hereof. Mr. Evnin beneficially owns 384,862 shares, or approximately 0.6 % of the Issuer’s Common Stock.
     The percentages calculated above are based upon 61,664,802 shares of the Issuer’s Common Stock outstanding, which is the sum of: (a) 37,923,706 shares of the Issuer’s Common Stock outstanding on September 30, 2006, (b) 23,245,724 shares of the Issuer’s Common Stock issued on October 16, 2006 pursuant to the first closing of the transactions contemplated in the Securities Purchase Agreements with the Venrock Entities and the other PIPE Investors, and (c) an aggregate of 495,372 shares of the Issuer’s Common Stock issuable to the Venrock Entities upon the exercise of a series of warrants issued pursuant to those certain Securities Purchase Agreements by and among Memory, Venrock Associates and Venrock Associates II, L.P. and various other investors, dated as of September 21, 2005 and those certain Securities Purchase Agreements with the Venrock Entities and other PIPE investors, dated as of October 5, 2006, all of which are exercisable within 60 days hereof.
     (b) Each of the Venrock Entities has sole power to dispose or to direct the disposition of no shares of the Issuer’s Common Stock, shared power to vote or to direct the vote of 3,458,234 shares of the Issuer’s Common Stock and shared power to dispose or to direct the disposition of 3,458,234 shares of the Issuer’s Common Stock. Mr. Evnin has sole power to dispose of and vote 384,862 shares of the Issuer’s Common Stock.
     (c) Except as described herein, neither the Venrock Entities nor the Listed Persons, to the knowledge of the Venrock Entities, has effected any transactions in the Common Stock during the past 60 days.
     (d) No other person is known by the Venrock Entities to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Venrock Entities.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information provided or incorporated by reference in Items 3 through Item 5 is hereby incorporated by reference.
     Pursuant to the terms of a voting agreement by and among the Venrock Entities and certain other purchasers in the Private Placement (the “Investors”), dated as of October 5, 2006 (the “Voting Agreement”), the Venrock Entities agreed to a restriction on transfer of all securities held by the Venrock Entities until the earlier of (i) 120 days from the Closing Date or (ii) the Second Closing (the “Voting Covenant Expiration Date”). In addition, the Venrock Entities agreed to vote all securities held in favor of the issuance of the Shares and Warrants in the Private Placement and against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Investors and/or the Issuer in the Securities Purchase Agreements and the Warrants or which could be expected to delay, prevent or adversely affect the consummation of the transactions contemplated by the Securities Purchase Agreements. In support of this Voting Agreement, the Venrock Entities executed and delivered an irrevocable proxy in favor of MPM Capital and Great Point Partners, LLC to vote their shares, until the Voting Covenant Expiration Date, at any meeting of Memory’s stockholders held for the foregoing purposes. Dr. Evnin also entered into the same form of voting agreement with the Investors.
     References to and descriptions of the transaction as set forth in this Item 6 are qualified in their entirety by reference to the Voting Agreement, which is incorporated in its entirety in this Item 6.
Item 7. Material to Be Filed as Exhibits.
A.	Form of the Securities Purchase Agreement dated as of October 5, 2006 by and between Memory and Venrock Associates and Venrock Associates II, L.P. (Incorporated by reference to Exhibit 10.1 of Memory’s Current Report on Form 8-K filed on October 10, 2006).
B.	Form of Voting Agreement dated as of October 5, 2006.
C.	Agreement regarding filing of joint Schedule 13D/A.

SCHEDULE 13D/A

CUSIP No.	58606R403	Page	7	of	25
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 24, 2006

VENROCK ASSOCIATES
by a General Partner
VENROCK ASSOCIATES II, L.P.
by a General Partner
VENROCK ENTREPRENEURS FUND, L.P.
by its General Partner, Venrock Management LLC

By:	/s/ Anthony B. Evnin

Name:	Anthony B. Evnin
Title:	As a General Partner or Member

SCHEDULE 13D/A

CUSIP No.	58606R403	Page	8	of	25
SCHEDULE 1
General Partners/Members/Executive Officers
Michael C. Brooks
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management
LLC, the general partner of Venrock Entrepreneurs Fund, L.P. Citizenship: USA
Eric S. Copeland
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management
LLC, the general partner of Venrock Entrepreneurs Fund, L.P. Citizenship: USA
Anthony B. Evnin
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management
LLC, the general partner of Venrock Entrepreneurs Fund, L.P. Citizenship: USA
Linda H. Hanauer
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: Chief Financial and Administrative Officer of Venrock Associates, Venrock Associates II, L.P. and Venrock
Entrepreneurs Fund, L.P. Citizenship: USA

SCHEDULE 13D/A

CUSIP No.	58606R403	Page	9	of	25
Bryan E. Roberts
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management
LLC, the general partner of Venrock Entrepreneurs Fund, L.P. Citizenship: USA
Ray A. Rothrock
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management
LLC, the general partner of Venrock Entrepreneurs Fund, L.P. Citizenship: USA
Anthony Sun
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management
LLC, the general partner of Venrock Entrepreneurs Fund, L.P. Citizenship: USA
Michael F. Tyrrell
c/o Venrock Associates
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Occupation: General Partner of Venrock Associates and Venrock Associates II, L.P.; Member of Venrock Management
LLC, the general partner of Venrock Entrepreneurs Fund, L.P. Citizenship: USA
Venrock Management LLC
30 Rockefeller Plaza, Room 5508
New York, New York 10112
Principal Business: A General Partner of Venrock Associates and Venrock Associates II, L.P.; the general partner of Venrock
Entrepreneurs Fund, L.P. Principal Place of Business: New York

SCHEDULE 13D/A

CUSIP No.	58606R403	Page	10	of	25
EXHIBIT INDEX
A. Form of the Securities Purchase Agreement dated as of October 5, 2006 by and between Memory and Venrock Associates and Venrock Associates II, L.P. (Incorporated by reference to Exhibit 10.1 of Memory’s Current Report on Form 8-K filed on October 10, 2006).
B. Form of Voting Agreement dated as of October 5, 2006.
C. Agreement regarding filing of joint Schedule 13D/A.

SCHEDULE 13D/A

CUSIP No.	58606R403	Page	11	of	25
Exhibit B
FORM OF VOTING AGREEMENT
     This Voting Agreement (“Agreement”) is entered into as of October 5, 2006, by and among                 (“Stockholder”) and Biomedical Value Fund, L.P. and Biomedical Off Shore Value Fund, Ltd. and MPM BioVentures IV, L.P., MPM BioVentures IV-QP, L.P., MPM Asset Management Investors BV4 LLC, MPM BioEquites Master Fund LP, and MPM BioEquites Investor Fund LLC (collectively, the “Investors”) to that certain Securities Purchase Agreement of even date herewith (the “Purchase Agreement”).
Recitals
     A. Stockholder is a holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of certain shares of common stock of Memory Pharmaceuticals Corp., a Delaware corporation (the “Company”).
     B. The Company is entering into the Purchase Agreement with the Investors that provides (subject to the conditions set forth therein) for the sale by the Company and the purchase by the Investors of (i) shares (the “Shares”) of the Company’s common stock, par value $0.001 per share (the “Company Common Stock”), and (ii) Warrants (as defined in the Purchase Agreement).
     C. In order to induce the Investors to enter into the Purchase Agreement, Stockholder is entering into this Agreement.
Agreement
     The parties to this Agreement, intending to be legally bound, agree as follows:
SECTION 1. Certain Definitions
     For purposes of this Agreement:
     (a) All capitalized terms not otherwise defined herein are defined as set forth in that certain Purchase Agreement of even date herewith.
     (b) Stockholder shall be deemed to “Own” or to have acquired “Ownership” of a security if Stockholder (i) is the record owner of such security or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.
     (c) “Subject Securities” shall mean (i) all securities of the Company (including all shares of Company Common Stock and all options, warrants and other rights to acquire shares of Company Common Stock) Owned by Stockholder as of the

SCHEDULE 13D/A

CUSIP No.	58606R403	Page	12	of	25
date of this Agreement and (ii) all additional securities of the Company (including all additional shares of Company Common Stock and all additional options, warrants and other rights to acquire shares of Company Common Stock) of which Stockholder acquires Ownership during the period from the date of this Agreement through the Voting Covenant Expiration Date.
     (d) A Person shall be deemed to have a effected a “Transfer” of a security if such Person directly or indirectly (i) sells, pledges, encumbers, grants an option with respect to, transfers or disposes of such security or any interest in such security to any Person, (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person or (iii) reduces such Person’s beneficial ownership of, interest in or risk relating to such security.
     (e) “Voting Covenant Expiration Date” shall mean the earlier of (i) 120 calendar days from the date of the Purchase Agreement or (ii) the Second Closing Date.
SECTION 2. Transfer of Subject Securities and Voting Rights
     2.1 Restriction on Transfer of Subject Securities. Subject to Section 2.3, during the period from the date of this Agreement through the Voting Covenant Expiration Date, Stockholder shall not, directly or indirectly, cause or permit any Transfer of any of the Subject Securities to be effected.
     2.2 Restriction on Transfer of Voting Rights. During the period from the date of this Agreement through the Voting Covenant Expiration Date, Stockholder shall ensure that (a) none of the Subject Securities is deposited into a voting trust and (b) no proxy is granted, and no voting agreement or similar agreement is entered into, with respect to any of the Subject Securities.
     2.3 Permitted Transfers. Section 2.1 shall not prohibit a transfer of Company Common Stock by Stockholder (a) to any member of his immediate family, or to a trust for the benefit of Stockholder or any member of his immediate family, (b) upon the death of Stockholder or (c) if Stockholder is a partnership or limited liability company, to one or more partners or members of Stockholder or to an affiliated corporation under common control with Stockholder; provided, however, that a transfer referred to in this sentence shall be permitted only if, as a precondition to such transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to the Investors, to be bound by the terms of this Agreement.

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SECTION 3. Voting of Shares
     3.1 Voting Covenant. Stockholder, solely in Stockholder’s capacity as a stockholder of the Company, hereby agrees that, prior to the Voting Covenant Expiration Date, at any meeting of the stockholders of the Company, however called, and in any written action by consent of stockholders of the Company, Stockholder shall cause all of the Subject Securities to be voted:
     (a) in favor of the issuance of the Shares (including, without limitation, the Excess Securities) and the Warrants in the Offering, in favor of each of the other actions contemplated by the Purchase Agreement and the Warrants and in favor of any action in furtherance of any of the foregoing; and
     (b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Investors and/or the Company in the Purchase Agreement and the Warrants or which could be expected to delay, prevent or adversely affect the consummation of the transactions contemplated by the Purchase Agreement and the Warrants (including, but not limited to, any matter submitted to stockholders that would cause a failure of a closing condition in the Purchase Agreement).
Prior to the Voting Covenant Expiration Date, Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause “(a)” or “(b)” of the preceding sentence.
     3.2 Proxy; Further Assurances.
     (a) Contemporaneously with the execution of this Agreement: (i) Stockholder shall deliver to the Investors a proxy in the form attached to this Agreement as Exhibit A, which shall be irrevocable to the fullest extent permitted by law (at all times prior to the Voting Covenant Expiration Date) with respect to the shares referred to therein (the “Proxy”) and (ii) Stockholder shall cause to be delivered to the Investors an additional proxy (in the form attached hereto as Exhibit A) executed on behalf of the record owner of any outstanding shares of Company Common Stock that are owned beneficially (within the meaning of Rule 13d-3 under the Exchange Act), but not of record, by Stockholder.
     (b) Stockholder shall, at his or its own expense, perform such further acts and execute such further proxies and other documents and instruments as may reasonably be required to vest in the Investors the power to carry out and give effect to the provisions of this Agreement.
SECTION 4. Representations and Warranties of Stockholder
     Stockholder hereby represents and warrants to the Investors as follows:
     4.1 Authorization, etc. Stockholder has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and the Proxy and to perform his or

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its obligations hereunder and thereunder. This Agreement and the Proxy have been duly executed and delivered by Stockholder and constitute legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with their terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies. If Stockholder is a general or limited partnership, then Stockholder is a partnership duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized. If Stockholder is a limited liability company, then Stockholder is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized.
     4.2 No Conflicts or Consents.
     (a) The execution and delivery of this Agreement and the Proxy by Stockholder do not, and the performance of this Agreement and the Proxy by Stockholder will not (i) conflict with or violate any law, rule, regulation, order, decree or judgment applicable to Stockholder or by which he or it or any of his or its properties is or may be bound or affected, (ii) if Stockholder is not a natural person, violate or conflict with the certificate of incorporation, bylaws or other equivalent organizational documents of Stockholder or (iii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any encumbrance or restriction on any of the Subject Securities pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or any of his or its affiliates or properties is or may be bound or affected. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which Stockholder is a trustee whose consent is required for the execution and delivery of this Agreement or the consummation by Stockholder of the transactions contemplated by this Agreement.
     (b) The execution and delivery of this Agreement and the Proxy by Stockholder do not, and the performance of this Agreement and the Proxy by Stockholder will not, require any consent, approval, authorization or permit of any Person. Stockholder does not have any understanding in effect with respect to the voting or transfer of any Subject Securities. Stockholder is not required to make any filing with or notify any governmental or regulatory authority in connection with this Agreement or the transactions contemplated thereby pursuant to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder. If Stockholder is a natural person and is married, and Stockholder’s Subject Securities constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding on Stockholder, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, Stockholder’s spouse, enforceable against such spouse in accordance with its terms.

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     4.3 Title to Securities. As of the date of this Agreement, (a) Stockholder holds of record (free and clear of any encumbrances or restrictions) the number of outstanding shares of Company Common Stock set forth under the heading “Shares Held of Record” on the signature page hereof, (b) Stockholder holds (free and clear of any encumbrances or restrictions) the options, warrants and other rights to acquire shares of Company Common Stock set forth under the heading “Options and Other Rights” on the signature page hereof, (c) Stockholder Owns the additional securities of the Company set forth under the heading “Additional Securities Beneficially Owned” on the signature page hereof and (d) Stockholder does not directly or indirectly Own any shares of capital stock or other securities of the Company, or any option, warrant or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Company, other than the shares and options, warrants and other rights set forth on the signature page hereof; provided, however, that Stockholder is a party to the Purchase Agreement and has agreed to purchase shares of Company Common Stock as set forth therein.
     4.4 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending or, to the knowledge of Stockholder or any of Stockholder’s affiliates, threatened before any agency, administration, court or tribunal, foreign or domestic, against Stockholder or any of Stockholder’s affiliates or any of their respective properties or any of their respective officers or directors, in the case of a corporate entity (in their capacities as such), or any of their respective partners (in the case of a partnership), that, individually or in the aggregate, could reasonably be expected to materially delay or impair Stockholder’s ability to consummate the transactions contemplated by this Agreement. There is no judgment, decree or order against Stockholder or any of Stockholder’s affiliates, or, to the knowledge of Stockholder or any of Stockholder’s affiliates, any of their respective directors or officers (in their capacities as such), in the case of a corporate entity, or any of their respective partners (in the case of a partnership), that, individually or in the aggregate, could reasonably be expected to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement, or that, individually or in the aggregate, could reasonably be expected to have an adverse effect on Stockholder’s ability to consummate the transactions contemplated by this Agreement.
     4.5 Accuracy of Representations. The representations and warranties contained in this Agreement are accurate in all respects as of the date of this Agreement and will be accurate in all respects at all times until the termination of this Agreement.
SECTION 5. Additional Covenants of Stockholder
     5.1 Further Assurances. From time to time and without additional consideration, Stockholder shall (at Stockholder’s sole expense) execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall (at Stockholder’s sole expense) take such further actions, as the Investors may request for the purpose of carrying out and furthering the intent of this Agreement.
SECTION 6. Miscellaneous
     6.1 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

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     6.2 Notices. All notices, requests, consents and other communications hereunder shall be in writing; shall be mailed (a) if within the domestic United States, by first-class registered or certified airmail, by nationally recognized overnight express courier, postage prepaid, or by facsimile or (b) if delivered from outside the United States, by International Federal Express or facsimile; shall be deemed given: (i) if delivered by first-class registered or certified mail domestic, three business days after so mailed, (ii) if delivered by nationally recognized overnight carrier, one business day after so mailed, (iii) if delivered by International Federal Express, two business days after so mailed or (iv) if delivered by facsimile, upon electric confirmation of receipt; and shall be delivered as addressed as follows:
     if to Stockholder:
     at the address set forth on the signature page hereof; and
     if to the Investors:
     at the address set forth on the signature page hereof.
     6.3 Severability. In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner.
     6.4 Entire Agreement. This Agreement, the Proxy and any other documents delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon either party unless made in writing and signed by both parties.
     6.5 Assignment; Binding Effect. Except as provided herein, neither this Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Stockholder, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Agreement shall be binding upon Stockholder and his heirs, estate, executors and personal representatives and his or its successors and assigns, and shall inure to the benefit of the Investors and their successors and assigns. Without limiting any of the restrictions set forth in Section 2 or Section 6.1 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Subject Securities are transferred. Nothing in this Agreement is intended to confer on any Person (other than the Investors and their successors and assigns) any rights or remedies of any nature. Notwithstanding the foregoing, any assignment, delegation or attempted transfer of any rights, interests or obligations under this Agreement by Stockholder without the prior written consent of the Investors shall be void.

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     6.6 Indemnification. Stockholder shall hold harmless and indemnify the Investors from and against, and shall compensate and reimburse the Investors for, any loss, damage, claim, liability, fee (including attorneys’ fees), demand, cost or expense (regardless of whether or not such loss, damage, claim, liability, fee, demand, cost or expense relates to a third-party claim) that is directly or indirectly suffered or incurred by the Investors, or to which the Investors otherwise become subject, and that arises directly or indirectly from, or relates directly or indirectly to, (a) any inaccuracy in or breach of any representation or warranty contained in this Agreement or (b) any failure on the part of Stockholder to observe, perform or abide by, or any other breach of, any restriction, covenant, obligation or other provision contained in this Agreement or in the Proxy.
     6.7 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or the Proxy were not performed in accordance with its specific terms or were otherwise breached. Stockholder agrees that, in the event of any breach or threatened breach by Stockholder of any covenant or obligation contained in this Agreement or in the Proxy, the Investors shall be entitled (in addition to any other remedy that may be available to them, including monetary damages) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither the Investors nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.8, and Stockholder irrevocably waives any right he or it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
     6.8 Non-Exclusivity. The rights and remedies of the Investors under this Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of the Investors under this Agreement, and the obligations and liabilities of Stockholder under this Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under all applicable statutes, rules and regulations.
     6.9 Governing Law; Venue.
     (a) This Agreement and the Proxy shall be construed in accordance with, and governed in all respects by, the laws of the State of Delaware (without giving effect to principles of conflicts of laws).
     (b) Any legal action or other legal proceeding relating to this Agreement or the Proxy or the enforcement of any provision of this Agreement or the Proxy may be brought or otherwise commenced in any state or federal court located in the State of Delaware. Stockholder:
     (i) expressly and irrevocably consents and submits to the jurisdiction of each state and federal court located in the State of Delaware in connection with any such legal proceeding;

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     (ii) agrees that service of any process, summons, notice or document by U.S. mail addressed to him or it at the address set forth on the signature page hereof shall constitute effective service of such process, summons, notice or document for purposes of any such legal proceeding;
     (iii) agrees that each state and federal court located in the State of Delaware shall be deemed to be a convenient forum; and
     (iv) agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in any state or federal court located in the State of Delaware, any claim that Stockholder is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.
Nothing contained in this Section 7.10 shall be deemed to limit or otherwise affect the right of the Investors to commence any legal proceeding or otherwise proceed against Stockholder in any other forum or jurisdiction.
     (c) STOCKHOLDER IRREVOCABLY WAIVES THE RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LEGAL PROCEEDING RELATING TO THIS AGREEMENT OR THE PROXY OR THE ENFORCEMENT OF ANY PROVISION OF THIS AGREEMENT OR THE PROXY.
     6.10 Counterparts. This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.
     6.11 Headings. The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
     6.12 Pronouns. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.
     6.13 Attorneys’ Fees. In the event that any suit or action is instituted under or in relation to this Agreement, including without limitation to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.
     6.14 No Waiver. No failure on the part of the Investors to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of the Investors in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right,

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privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. The Investors shall not be deemed to have waived any claim available to the Investors arising out of this Agreement, or any power, right, privilege or remedy of the Investors under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of the Investors, and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

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     In Witness Whereof, the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.

Investors [MPM Capital]
By:

Name:

Title:

Address:

Great Point Partners, LLC
By:

Name:

Title:

Address:

Signature Page to Voting Agreement

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     In Witness Whereof, the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.

Stockholder

Name:

Address:

Facsimile:

Shares Held of Record	Options and Other Rights	Additional Securities Beneficially Owned

Signature Page for Individual to Voting Agreement

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     In Witness Whereof, the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.

Stockholder

Name:

Address:

Facsimile:

Shares Held of Record	Options and Other Rights	Additional Securities Beneficially Owned

Signature Page for Partnership to Voting Agreement

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Exhibit A
Form of Irrevocable Proxy
     The undersigned stockholder (the “Stockholder”) of Memory Pharmaceuticals Corp., a Delaware corporation (the “Company”), hereby irrevocably (to the fullest extent permitted by law) appoints and constitutes MPM Capital (or its affiliated designee) and Great Point Partners, LLC (or its affiliated designee), and each of them, the exclusive attorneys and proxies of the Stockholder with full power of substitution and resubstitution, to the full extent of the Stockholder’s rights with respect to (i) the outstanding shares of capital stock of the Company owned of record by the Stockholder as of the date of this proxy, which shares are specified on the final page of this proxy and (ii) any and all other shares of capital stock of the Company which the Stockholder may acquire on or after the date hereof. (The shares of the capital stock of the Company referred to in clauses “(i)” and “(ii)” of the immediately preceding sentence are collectively referred to as the “Subject Securities.”) Upon the execution hereof, all prior proxies given by the Stockholder with respect to any of the Subject Securities are hereby revoked, and the Stockholder agrees that no subsequent proxies will be given with respect to any of the Subject Securities.
     This proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted in connection with the Voting Agreement, dated as of the date hereof, between the Investors and the Stockholder (the “Voting Agreement”), and is granted in consideration of the Investors entering into the Securities Purchase Agreement, dated as of the date hereof, among the Company and the investors named therein (the “Purchase Agreement”). This proxy will terminate on the Voting Covenant Expiration Date (as defined in the Voting Agreement). All capitalized terms not otherwise defined herein are defined as set forth in that certain Purchase Agreement.
     The attorneys and proxies named above be, and each of them are, authorized and empowered by the undersigned, and may exercise this proxy, to vote the Subject Securities, and to exercise all voting, consent and similar rights of the undersigned with respect to the Subject Securities until the Voting Covenant Expiration Date at any meeting of the stockholders of the Company, however called, and in connection with any written action by consent of stockholders of the Company:
     (i) in favor of issuance of the Shares (including, without limitation, the Excess Securities) and the Warrants in the Offering (as each of the foregoing terms are defined in the Voting Agreement), in favor of each of the other actions contemplated by the Purchase Agreement and the Warrants and in favor of any action in furtherance of any of the foregoing; and
     (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Investors (as defined in the Purchase Agreement) and/or the Company in the Purchase Agreement and the Warrants or which could be expected to delay, prevent or adversely affect the consummation of the transactions contemplated by the Purchase Agreement and

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the Warrants (including, but not limited to, any matter submitted to stockholders that would cause a failure of a closing condition in the Purchase Agreement).
     The Stockholder may vote the Subject Securities on all other matters not referred to in this proxy, and the attorneys and proxies named above may not exercise this proxy with respect to such other matters.
     This proxy shall be binding upon the heirs, estate, executors, personal representatives, successors and assigns of the Stockholder (including any transferee of any of the Subject Securities).
     In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.
Dated: October ___, 2006

Signature

Print Name

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Exhibit C
AGREEMENT
Pursuant to Rule 13d-1(k)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D/A is being filed on behalf of each of the undersigned.
October 24, 2006

VENROCK ASSOCIATES
by a General Partner
VENROCK ASSOCIATES II, L.P.
by a General Partner
VENROCK ENTREPRENEURS FUND, L.P.
by its General Partner, Venrock Management LLC

By:	/s/ Anthony B. Evnin

Name: Anthony B. Evnin
Title: As a General Partner or Member